

Proxy Contest for Board Change at Medallion Financial Corp.

(NASDAQ:MFIN)

https://www.restoretheshine.com/

May 20, 2024

Disclaimer

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

About Medallion Financial Corp.

MEDALLION FINANCIAL CORP

Medallion Financial Corp. (the "Company" or "MFIN"), primarily through its wholly-owned subsidiary Medallion Bank, is a finance company that originates and services consumer loans and loans in various commercial industries.

The Recreation segment provides loans for RVs, boats, collector automobiles, and trailers.

The Home Improvement segment provides financing for home improvements projects and is concentrated in roofs, swimming pools, and windows.

The Company used to be a large Taxi Medallion lender, but that segment now represents less than 0.5% of total assets.

Total Loans (03/31/24):	Market Cap:
$2.2 Billion	$190 million

Loan Portfolio at 3/31/24



34%
61%
5%
Home improvement
Commercial
Recreation

Source: MFIN 10K/Q

About ZimCal Asset Management

ZimCal Asset Management ("ZimCal" or "We") is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities.

We are one of MFIN's **LARGEST** investors with $15.55 million in debt and equity exposure.

We first invested in MFIN in February of 2021, and have since closely followed and engaged with MFIN regarding the challenges and opportunities it faces

We have extensive experience in the banking sector, having:

- Invested in over 100 FDIC insured bank lenders since 2012
- Engaged with over 200 bank management teams
- Invested or managed over $350 million in performing and distressed loan and securities portfolios and understand the importance of early risk mitigation to minimize potential losses
- From 2009 through 2011, worked on winding down a large exposure to risky assets acquired right before the Global Financial Crisis

ZimCal's debt investment in MFIN is unsecured, deeply subordinated and long-dated and so is most aligned with stockholders.

ZimCal is not an activist fund and has no prior history of activism.

We invested in MFIN because we believe in the business. We feel there is tremendous potential, that can be unlocked if: the ongoing SEC issues are resolved; the Company improves its corporate governance; management is enhanced; and the Company proactively addresses potential risks and does not repeat its mistakes from the taxi-medallion business implosion.

Contrary to the Company's false assertions, ZimCal is a long-term investor and sought to work collaboratively with the Company before launching its proxy contest. Read our detailed response to the Company's assertions here with unequivocal evidence backing our position.

Table of Contents

Executive Summary

- We are one of Medallion Financial Corp.'s LARGEST investors with $15.55 million in debt and equity exposure.

- We are committed to the Company because we believe in the **potential of its lending platform.**

- We feel that current valuations are low and there is **significant** room for growth.

- However, the **Company faces major economic and legal headwinds** that we believe can only be resolved through immediate changes in the Board of Directors (the "Board") and a commitment to improve governance.

- The **ongoing SEC Investigation** has created a significant overhang, which the incumbent Board has failed to address.

- The **family-led Board has insufficient director independence** and lacks the necessary diversity in skills and composition to effectively guide management and hold it accountable.

- This absence of oversight is responsible for low institutional investor interest and significant long-term value destruction over the past decade exemplified by the Taxi Medallion-related collapse.

- With the Taxi Medallion implosion, the **Board failed to recognize the early risks/warnings** and take deliberate action; we believe that similar red flags exist now in the consumer loan book, and we fear that the Board as constituted is unable to protect stockholders effectively.

- We have distinct expertise in risk management, banking and specialty finance. We are not activists, but we find ourselves having to pursue this campaign to effect necessary change.

- Vote FOR our two alternative board candidates who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.



RESTORE THE SHINE

Why We Are Here

01 **The Ongoing SEC Investigation is a Significant Overhang, Which The Incumbent Board Has Failed to Appropriately Address**

MEDALLION
FINANCIAL CORP

- In December 2017, **Shareholders filed a complaint against the Medallion Financial Board a**nd Officers for Breach of Fiduciary Duty, Unjust Enrichment, and Aiding and Abetting.

- The complaint charged that the Andrew and Alvin Mursteins hired contractors to create and publish bullish content about the Company under pseudonyms so as to promote the perception of independent analysis.

- The suit alleged that the **Board's inaction was due to loyalty and subservience to the Murstein family** and an inability of the Board to act disinterestedly and independently.

- The lawsuit was ultimately dismissed with prejudice in December of 2018 as it was not proven that the entire Board was party to the allegations of touting. It was also not proven with 'particularity' the actions the Board took or failed to take regarding the touting, represented a conscious breach of fiduciary duty or unjust enrichment.

- However, the suit resulted in a **subpoena issued by the SEC on March 2, 2018**. The 2018 subpoena stemming from the 2017 shareholder suit resulted in charges brought by the SEC against Andrew Murstein and Medallion Financial Corp on December 29, 2021. Specifically, the SEC lawsuit alleged that Medallion Financial Corp. and its President and Chief Operating Officer, Andrew Murstein:

    o Engaged in two schemes to reverse company's plummeting stock price;

    o Participated in illegal touting – paying other defendants to place positive stories about the company on various websites;

    o Created fake identities so their opinion pieces would appear credible to potential investors;

    o Fraudulently increased the carrying value of Medallion Bank to offset losses relating to the taxicab medallion loans; and

    o When the existing valuation firm refused to increase the Bank's valuation, Murstein fired the firm and hired a new firm to provide an inflated valuation of the Bank.

01 The Ongoing SEC Investigation is a Significant Overhang, Which The Incumbent Board Has Failed to Appropriately Address

MEDALLION
FINANCIAL CORP

- The SEC charged Mr. Murstein with:
  - o Along with MFIN, violating the antifraud, books and records, internal controls, and anti-touting provisions of federal securities law; and
  - o Making false statements to Medallion's auditor.

- The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties. In addition, the SEC also seeks an officer-and-director bar against Mr. Murstein.

- **The legal and financial implications of the SEC suit are severe:**
  - o If the SEC prevails, MFIN could incur material financial penalties due to the alleged behavior of one person: Andrew Murstein.
  - o Mr. Murstein and MFIN are being **accused by the SEC of inflating the Medallion Bank subsidiaries' value**, and that inflated value above book value is still a huge part of MFIN's balance sheet and recorded as goodwill and intangibles. Any write-off of the goodwill would negatively impact MFIN's balance sheet and income statement.
  - o While the SEC lawsuit is pending, we believe that **few serious institutional investors would be willing to take the risk of investing in MFIN**, which does not help equity or debt valuations.

- Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, we believe, he has every incentive to fight the lawsuit. The Board has supported him. Ironically, the stockholders bear most of the burden of the legal costs. ZimCal estimates that **legal fee are in excess of $7 million,** has asked for details for over 7 months but has been denied.

- We believe the Board clearly failed to ask the right questions or hold Andrew Murstein accountable. The fact that no significant action has been taken by incumbent directors regarding this matter suggests that the incumbent nominees lacks true independence.

Source: SEC complaint. MFIN declined to provide legal expenses defending the SEC complaint despite repeated requests spanning the prior 7 months. Estimates were based on historical "professional" fees" before and after the lawsuit was filed.

Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION
FINANCIAL CORP

Key Characteristics

37.5% of board comprised of **insiders and family members**

50% of directors have tenure or connection of **+20 years**

Only 1 out of 8 directors is **diverse**



Insiders/ Family Members

☐ Up for re-election in 2024

ALVIN MURSTEIN
Chairman and CEO
Father of Andrew Murstein
Board Tenure: 28 Years

ANDREW M. MURSTEIN
President and COO
Son of Alvin Murstein
Son-in-Law of David Rudnick
Board Tenure: 27 Years

DAVID L. RUDNICK
Director
Father-in-Law of Andrew Murstein
Board Tenure: 28 Years

ROBERT M MEYER
Audit Committee Chair
Member of Compensation and Nominating/Governance Cmtes.
Board Tenure: 3 Years
Board Tenure, Medallion Bank: 8 Years – since 2016

ALLAN J. TANENBAUM
Compensation Committee Chair
Member of Nominating/Governance Committee
Board Tenure: 7 Years

CYNTHIA A. HALLENBECK
Nominating/Governance Chair
Member of Audit Committee
Board Tenure: 4 Years

Certain 'refreshed' directors served on the board of Medallion's subsidiary bank before joining the MFIN board, and cannot be considered new

BRENT O. HATCH
Member of Audit and Nominating/Governance Cmtes.
Board Tenure: 2 Years
Board Tenure, Medallion Bank: 21 years – since 2003

JOHN EVERETS
Member of Audit and Compensation Committees
Board Tenure: 7 Years
Board Tenure, Medallion Bank: 4 years – since 2019

The lead independent director designated to offset the combined CEO/Chair roles, cannot be considered independent after 21 years on the Medallion subsidiary board

Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION FINANCIAL CORP

The Board Is A Family Affair



ALVIN MURSTEIN
Chairman and CEO
Father of Andrew Murstein
Board Tenure: **28 Years**

DAVID L. RUDNICK
Director
Father-in-Law of Andrew Murstein
Father of Jeffrey Rudnick
Board Tenure: **28 Years**

ANDREW M. MURSTEIN
President and COO
Son of Alvin Murstein
Son-in-Law of David Rudnick
Board Tenure: **27 Years**

JEFFREY RUDNICK
Senior Vice President
Son of David Rudnick
Company Tenure: **13 Years**

- Family ties permeate the Board as well as the broader enterprise.
- Without the separation of Chairman and CEO roles (both held by Alvin Murstein), there is no structural mechanism to ensure that the Board can adequately hold management accountable, particularly given the father-son dynamic between Chairman and President (Andrew Murstein).
- This inherent conflict of interest is exacerbated by the presence of Andrew Murstein's father-in-law, David Rudnick, as the second most tenured member of the Board.
- This dynamic has rendered the Board incapable of administering oversight and has created an atmosphere where unethical and potentially illegal conduct can occur.

Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION
FINANCIAL CORP

Our Concerns with Current Board Composition

- The Board does not have adequate independent and diverse directors to hold the family-led management team accountable.

- We have seen examples of this in the Company's recent history as management failed to avoid or mitigate a predictable crisis and the Board apparently failed to provide oversight or put up any resistance.

- Even worse, after the recent crisis placed the Company in severe jeopardy, there was no corrective action taken to de-risk management behavior or implement internal controls to protect against similar threats in the future.

- The Board has created a disturbing pattern of behavior which does not bode well for shareholders.



**No
Management
Oversight**



**No
Accountability**



**No
Corrective
Actions**

02 The Board is Rewarding Management in Excess of the Value Created for Stockholders – President's Pay Comparisons are with Peer Executives Serving as CEO and/or President

MEDALLION FINANCIAL CORP

For the 6-year period 2018 – 2023, MFIN, a $2.6 billion consumer lender that has lost money 3 of 6 years had:

Cumulative net profits to stockholders - **$77 million**

Cumulative MFIN President's pay - **$25 million**

Cumulative top 5 executives' pay - **$54 million**


PLEASE SIR, MAY I HAVE SOME MORE?
SHARE-HOLDERS
PROFITS
MANAGEMENT

For the same period, Synchrony Financial, a consistently profitable $117 billion asset consumer lender had:

Cumulative net profits to stockholders - **$17.4 billion**

Cumulative Synchrony President's pay - **$55 million**

Synchrony' s President only made **$30 million** more than MFIN's President but generated **$17.3 billion** more in earnings for stockholders.

All this while MFIN and its President face SEC charges for violating the antifraud, anti-touting and other provisions of federal securities laws that have cost shareholders an estimated $7 million to defend…

Source: MFIN 2022 and 2023 DEF14A, MFIN 10K/Qs, S&P Capital IQ

Medallion Financial Corp.'s Executive Compensation is Excessive

MEDALLION
FINANCIAL CORP

Since MFIN's regulated bank subsidiary is 87% of MFIN's assets and 94% of its revenues (FYE23) which relies on gathering FDIC-insured deposits and making loans, MFIN's compensation should be judged and compared to other FDIC-regulated lenders, rather than the (mostly) specialty finance companies it is compared to currently by the Board. We have compared MFIN to both, and in all cases MFIN's executive compensation is massively excessive.

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks

	Company	Cash Salary (FYE23)	2018 – 2023 Cum. Comp.	Cash Salary Rank FYE23	Assets	Employees	2018 – 2023 Net Income
Andrew Murstein, President & COO	Medallion Financial	$4.7MM	$24.8MM	2	$2.6BN	169	$77MM
John R. Ciulla, Chairman & CEO	Webster Financial	$2.5MM	$30.8MM	4	$74.9BN	>4,000	$2,885MM
Brian D. Doubles, President & CEO	Synchrony Financial	$5.6MM	$55.4MM	1	$117.5BN	>20,000	$17,397MM
D. Bryan Jordan, Chairman, President & CEO	First Horizon	$2.7MM	$44.2MM	3	$81.7BN	>7,000	$4,627MM
David Richard Morris, President, CEO & CFO	RBB Bancorp	$0.9MM	$4.3MM	7	$4.0BN	>350	$272MM
Vito S. Pantilione, President & CEO	Parke Bancorp	$1.5MM	$9.5MM	5	$2.0BN	>100	$194MM
George J. Guarini, President, CEO & Director	Baycom Corp.	$0.9MM	$10.0MM	6	$2.6BN	>350	$117MM

Source: MFIN 2022 and 2023 DEF14A, MFIN 10K/Qs, S&P Capital IQ

Compensation Does Not Reflect a Pay-for-Performance Approach

MEDALLION
FINANCIAL CORP

Highest Paid Executive Cash Compensation ($000's) FYE23 vs. Top Performing Banks



Highest Paid Executive Total Compensation as % Net Income FYE23 vs. Top Performing Banks



- Andrew Murstein is the President/COO and is the highest paid executive. He earns more than his father, who is the CEO.
- Unique to MFIN's compensation structure is that an inordinate amount of pay is in the form of cash and not equity/contingent pay (averaged 80% since 2018).
- Mr. Murstein was ranked 2nd in cash compensation among top performing banks AND had the highest compensation as % of net profits (comps were $2BN to $5BN assets and $50BN to $100BN assets, SYF was included due to consumer focus).

Compensation Does Not Reflect a Pay-for-Performance Approach

MEDALLION
FINANCIAL CORP

Highest Paid Executive Cash Compensation (000's) FYE23 vs. FDIC-Insured Proxy Peers



Highest Paid Executive Total Compensation as % Net Income FYE23 vs. FDIC-Insured Proxy Peers



- While this compares only FDIC-insured lenders in MFIN's self-selected peer group, the same conclusions are evident when compared against the broader proxy peer group.
- Mr. Murstein was also the highest in cash compensation as a percentage of total compensation.
- Mr. Murstein's cash compensation was the highest in absolute terms and the highest relative to profits generated for stockholders.

FDIC-Insured Proxy Peer Comparisons: Annual Pay and 5-Year Cumulative Total Pay and Cash vs. Equity/Contingent pay

MEDALLION
FINANCIAL CORP

Total Compensation vs. FDIC-Insured Proxy Peers ($M)



- Alvin Murstein (CEO, Father)
- Andrew M. Murstein (COO, Son)
- Proxy Peer Median

Cumulative 5-Year Pay ($M)



- Andrew Murstein is the highest paid executive at Medallion, but he is not the CEO.
- Yet he has received over twice as much in compensation as the named CEO of the Company, his father.
- Further, Andrew Murstein's cumulative pay for the last five years is 84% higher than the peer median, and yet MFIN cumulative net income was 51% less than the median.

Cash versus Equity/Contingent Pay



Alvin Murstein — 13.5% / 86.5%

Andrew Murstein — 23.7% / 76.3%

FDIC-Insured Proxy Peer Median — 45.8% / 54.2%

- Cash
- Equity

- Medallion paid a significant portion of total compensation in Cash as opposed to Equity.
- For the 2019 – 2023 period, the percentage of cumulative cash pay to Alvin and Andrew Murstein exceeded that of the peer median by 32% and 22%, respectively.
- A higher percentage of pay linked to equity performance typically better aligns the interests of executives with stockholders.

03 We Believe That Weak Board Oversight Is Responsible for Long-Term Shareholder Value Destruction

MEDALLION FINANCIAL CORP



10-Year Total Shareholder Return
Medallion Financial Corp.
KBW Nasdaq Regional Banking
Russell 2000
NASDAQ Composite
450
400
350
300
250
150
100
50
0
440.57
206.19
125.94
80.10
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: Factset, 10-year Total Shareholder Return as of April 10, 2024. Benchmark indices, Nasdaq Composite and Russell 2000 are based on MFIN's disclosure in 10-K filings.

03 ... And Extreme Share Price Volatility. High Volatility and Low Trading Volume, Renders 1-, 3-, and 5-Year TSR Comparison Less Meaningful

MEDALLION FINANCIAL CORP



10-Year Share Price Performance
A $100 Invested 10-years Ago Would be $57 Today
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Declined 88% from April 2014 – Feb. 2017 (Taxi medallion)
Declined 43% from Oct. 2018 – Dec. 2018 (SEC subpoena)
Declined 42% from May 2019 – Aug.2019
Declined 81% from Feb. 2020 – April 2020 (Covid)
Declined 35% from Dec. 2021 – Jan. 2022 (SEC charges)
Declined 32% from June 2022 – July 2022
Declined 37% from Feb. 2023 – May 2023
Declined 38% from Aug. 2023 – Oct. 2023
Declined 28% from Feb. 2024 – March 2024
Apr-14
Aug-14
Dec-14
Apr-15
Aug-15
Dec-15
Apr-16
Aug-16
Dec-16
Apr-17
Aug-17
Dec-17
Apr-18
Aug-18
Dec-18
Apr-19
Aug-19
Dec-19
Apr-20
Aug-20
Dec-20
Apr-21
Aug-21
Dec-21
Apr-22
Aug-22
Dec-22
Apr-23
Aug-23
Dec-23
Apr-24

Source: Factset, Data as of April 10, 2024.

The Board's Failure to Manage The Taxi Medallion Implosion Is a Key Reason for Long-Term Value Destruction – The Board Ignored Warning Signs

MEDALLION FINANCIAL CORP

Seeking Alpha α

Medallion Financial And The Threat Of Uber

Jul. 09, 2014 5:14 PM ET | Medallion Financial Corp. (MFIN) Stock | 46 Comments

 Vladislav Deshkovich
27 Followers

[Follow]

The Downside For Medallion Financial Only Just Beginning

Dec. 19, 2014 5:30 AM ET | Medallion Financial Corp. (MFIN) Stock | 111 Comments

 James Hickman
262 Followers

[Follow]

The Motley Fool

Medallion Financial Bulls are Missing the Big Picture

By Jordan Wathen – Sep 21, 2015 at 4:13 PM

This chart shows how Uber is devastating New York's taxi business

By Ariel Stulberg | Dec 26, 2015, 11:00am EST



DRIVING DISRUPTION
Individual and corporation Medallion prices in NYC

Source: NYC Taxi and Limousine Commission

Vox

Bloomberg

Uber's Manhattan Invasion Is Killing the Loan Market for Taxis

Ⓑ bloomberg.com/news/articles/2015-07-15/uber-s-manhattan-invasion-is-killing-the-loan-market-for-taxis

By Jennifer Surane

July 15, 2015 at 2:00 AM PDT

Source: https://seekingalpha.com/article/2306865-medallion-financial-and-the-threat-of-uber; https://hvmcapital.com/taxi-medallions/; https://www.bloomberg.com/news/articles/2015-07-15/uber-s-manhattan-invasion-is-killing-the-loan-market-for-taxis?sref=8tlua3BE; https://www.vox.com/2015/12/26/10647418/uber-new-york-taxi-medallions; https://www.fool.com/investing/general/2015/09/21/medallion-financial-bulls-are-missing-the-bigger-p.aspx

04 MFIN Was Either Not Transparent about the Issues in its Taxi Medallion Loans or Didn't Know How Bad They Were – Either Situation is Concerning

MEDALLION FINANCIAL CORP

Andrew Murstein, President of Medallion Financial, on Earnings Calls

1Q 2016 8K (May 10, 2016):

"While **taxi medallion lending** continues to have **virtually zero losses**…"

"All the important indicators of our business continue to demonstrate… **solid credit performance by the portfolios**…and an experienced management team."

2Q 2016 8K (Aug. 2, 2016):

"We believe the **NYC medallion industry is improving**. To date, **our actual losses in medallion lending had been de minimis** prior to this year, and were **under 1% in the 2016 year-to-date**."

"Additionally, **we have extremely conservative underwriting standards** [for the taxi medallion portfolio]…"

3Q 2016 8K (Nov. 7, 2016):

"We believe the NYC medallion industry is stabilizing.

"To date, **our combined actual losses in medallion lending** have been just **75 basis points** or **$3.6 million** in 2016 and were **de minimis in prior years**…"

Only 55 days after 3Q 2016 8K, 4Q 2016 results were in:

- **Taxi Medallion charge-offs reached $30.6 million**, non-performing Taxi Medallion loans were 21% of the Taxi Medallion portfolio which was still $591 million in size.
- Per the SEC complaint, **Mr. Murstein was approached by a New York Post reporter on November 26, 2016,** who asked Mr. Murstein if he was involved with the anonymous touting of MFIN and whether he knew it might be illegal.
- **In January 2017, the Company serendipitously "announced our plans to transform our overall strategy**. We are transitioning away from medallion lending and placing our strategic focus on our growing consumer finance portfolio."

Source: MFIN 10K/Q, 8K and Press Releases

04 Failure to Appropriately Manage Taxi Medallion Segment Resulted in Massive Shareholder Value Destruction, and Loss of Management and Long-Tenured Directors' Credibility

MEDALLION
FINANCIAL CORP



$270 million of cumulative Taxi Medallion charge-offs through FY23

88% decline in share price between 2014 and 2017

Shareholder lawsuits and ongoing SEC investigation

Source: MFIN 10K/Q, ZimCal Taxi Medallion charge-offs (net) were calculated by adding all Taxi Medallion loan "net realized losses" (BDC accounting description) held at the Holding Company with all Taxi Medallion loan charge-offs (net) at the Medallion Bank subsidiary through 1Q18. When MFIN converted to Holding Company accounting from BDC accounting these became consolidated as "charge-offs (net)" after 1Q 2018.

MFIN's Current Valuation Discount Is Almost Certainly Being Impacted By A Lack of Confidence in the Current Board and Management

Price/Book Value (per share)



All Proxy Peers



FDIC-Insured Proxy Peers

Source: FactSet

05 We Believe, MFIN Is At A Critical Juncture. Rapid Deterioration in Key Operating Metrics Poses Significant Risk To Shareholders, If Not Appropriately Managed

MEDALLION FINANCIAL CORP



Quarterly charge-offs (% of Gross Loans) for core consumer loans – Recreation and Home Improvement which are 95% of Total Loans - have exceeded the previous cyclical high set at 4Q19



Net Interest Margin (NIM) is at the lowest point in the last five years



Key Profitability Metrics i.e. CORE ROAE and ROAA (ex. Taxi Medallion) have trended down materially over the last 3 years



$ Further deterioration in key operating metrics could endanger MFIN's ability to pay dividends

Source: MFIN 10K/Q. Annualized charge-offs for Recreation - 3.80% at 4Q19, 4.34% at 1Q24. Home Improvement - 0.83% at 4Q19, 2.11% at 1Q24. NIM was 8.64% at FY 2019 and was 8.39% at 1Q24 annualized.

05

As MFIN's Latest Investor Presentation Shows, The Current Level of Charge-offs Are The Highest in Over a Decade

MEDALLION FINANCIAL CORP



Resilience of Consumer Lending Segments
MEDALLION FINANCIAL CORP
Medallion Bank Consumer Loan Charge-offs as a Percentage of Total Consumer Portfolio
10.00%
7.50%
5.00%
2.50%
0.00%
Managed profitably through the Great Recession and returned to pre-Recession levels by the end of 2011
Added Home Improvement Prime Credit Lending Segment in 2012
Increased average FICO Scores in Recreation Lending Segment during both the Great Recession and the COVID-19 pandemic
COVID-19 Pandemic
Great Recession
3.04%
4.67%
6.01%
5.99%
3.05%
1.95%
2.05%
1.38%
1.72%
1.67%
1.89%
2.26%
2.46%
1.77%
0.49%
1.34%
2.43%
3.55%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD 1Q24
Medallion Financial Corp.
Quarterly Earnings Supplement
11

Source: 1Q 2024 MFIN Earnings Presentation

Recent Earnings (2021-2023) Have Been Boosted By Taxi Medallion Recoveries That Are Non-Core and Non-Recurring



- **Net profits were boosted by 43%** in 2022 and 2023 - $99 million reported vs. $69 million adjusted for Taxi Medallion impact.
- Core earnings have actually **DECLINED** every year since the peak in 2021.
- Bonuses were **materially increased** by non-core (~0.5% of assets) Taxi Medallion assets.

Source: MFIN 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion). Bonuses were impacted materially by non-core Taxi Medallion recoveries. For examples, ROAA, ROAE, net income, which are all bonus metrics, were boosted by Taxi Medallion assets that only amounted to 0.5% of total assets

05 **Non-Core Taxi Medallion Recoveries Have Provided A Non-Recurring Boost to ROAA. Core ROAA is Actually Trending Down**

MEDALLION
FINANCIAL CORP



- **Core ROAA is under pressure.** This has declined YoY (2021 to 2023) and the discrepancy between actual (consolidated) and **core** earnings has been driven by non-recurring recoveries on Taxi Medallion assets.

- **"Record earnings"** may be difficult to repeat with Taxi Medallion assets reduced to 0.5% of total assets at FYE 2023.

Source: MFIN 10K/Q. ZimCal calculations for 4Q22 and 4Q23 – not broken out by MFIN. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

Total CORE DPD, NPLs, C/O (Ex. Taxi Medallion) as % Gross Loans



Total DPD, NPLs, C/O (Unadjusted) as % Gross Loans



Recreation Charge-offs and Recoveries



Home Improvement Charge-offs and Recoveries



Source: MFIN 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

Decade High Charge-offs Are Accompanied by Contracting Net Interest Margins (NIM)

MEDALLION
FINANCIAL CORP



Annual / Quarterly

- **NIM is under pressure.** This is driven by raising funding costs and an inability to pass through offsetting rate increases to borrowers.
- **MFIN is funded mostly by CDs**, so there is lag in funding cost changes. This has helped as rates have increased but will be drag as rates decline.

─── Yield on Average Earning Assets ─── Interest Expense/Average Earning Assets ─── NIM (Calculated)

Source: MFIN 10K/Q. ZimCal calculations for 4Q – not broken out by MFIN.

MFIN's Claims of Recent "Record" Earnings, TSR, and Cost Efficiency Are Misleading

MEDALLION
FINANCIAL CORP

MFIN Claims

In 2023, the Company achieved the highest annual total earnings [$55 million] and highest annual earnings per share [$2.37 per share] since its initial public offering in 1996."

We have substantially reduced our operating costs as a function of net interest income from 54% in 2019 to 40% in 2023.

The Company [maintained] tighter credit standards.

The Company has produced a strong cumulative total shareholder return, including over 128% over the last five years and 44% over the last year, significantly above the median of the Company's proxy peers.

Reality

- **2023 earnings were boosted by $22 million (after tax) from Taxi Medallion recoveries/gains**. Core earnings **declined** YoY. Taxi Medallions were 0.5% of assets at FYE23. These recoveries were clearly non-core and unpredictable and, per MFIN, unlikely to be repeated. MFIN will be valued primarily as a consumer lender.

- **MFIN appeared to be focused on achieving growth for the sake of growth without much consideration for core credit quality or ROAE/ROAA, which declined**. Deteriorating macro conditions, higher for longer rates, high sub-prime exposure (22% of loans), consumer discretionary collateral, and charge-offs above recent cyclical highs (4Q19) merit caution.

- While the efficiency ratio has improved, we believe the **ratio could be significantly lower with expense controls** – we estimate that executive compensation reductions and a reduced Manhattan lease would have reduced the ratio to 32% from 38% at FYE 2023.

- **A $100 invested in MFIN 10 years ago would be worth $57 today**. MFIN wants credit for recouping some of the losses to shareholders after causing the destruction in shareholder value in the first place. As illustrated on slide 18, MFIN share price is extremely volatile. The TSR varies significantly depending on the measurement period.

Source: Capital IQ. Company 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

30

05 Looking Ahead, Higher Charge-offs Combined With Contracting NIM, Could Pose a Real Risk To MFIN's Ability to Maintain Dividends

MEDALLION
FINANCIAL CORP



Dividends Paid
(per share)

- MFIN suspended dividends when faced with Medallion related loses from 2017 to 2020.

- We believe, a thriving MFIN is critical to maintaining healthy dividend yields but based on weakening core trends, we are concerned that dividends could be threatened.

FDIC Data Shows Consumer Loan Charge-offs (a Proxy for MFIN's Consumer Exposure) Are Trending Worse and Exceeded Pre-Pandemic Levels Reached at 4Q19

MEDALLION
FINANCIAL CORP



Source: FDIC QBR FY 2023 - Consumer Loan DQ. This represents $2.1 trillion in consumer borrower balances.

32



RESTORE THE SHINE

Our Nominees Have the Independence and Expertise To Provide Necessary Oversight

Our Nominees Would Ensure that The Board Has the Requisite Experience and Independence to Resolve the SEC Investigation and Avoid a Repeat of Medallion Related Implosion

MEDALLION
FINANCIAL CORP

Stephen Hodges



- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.

Judd Deppisch



- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

We Believe that the Road to Excellence Involves Incremental (but Cumulatively Material) Improvements Combined with Risk Mitigation

Being a good consumer lender is not complicated, but it is not easy. There are a few key things we believe every consumer lender, and investors in consumer lenders, should accept:

1. Feedback is slow. Loans originated now may take years to show credit issues.

2. Competition is fierce in consumer lending and barriers-to-entry are low.

3. In competitive collateral types, interest rates charged and loan terms for desirable borrowers are set by the market, not the individual lender. Any lender-friendly rates and terms are usually only available for riskier, lower FICO borrowers and/or weaker (illiquid, volatile, specialized) collateral.

4. Bank lenders have little control over their cost of interest-bearing deposits, particularly if they rely on brokered deposits which are at market rates.

5. As a result of b) through d), in the long-term, lenders have little control over the "spread" between their yields on earning assets and the costs to fund those earning assets, which is what drives most of their profits.

6. Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.

Lenders DO have substantial control over four key things:

1. Their credibility with investors.
2. Their charge-off rates and delinquencies.
3. Their servicing and collection efficiency.
4. Their operating expenses (primarily personnel).

MFIN, like all consumer lenders, is facing serious headwinds. But we believe that it has tremendous potential, which can be reached through 5 simple steps we call the "5 Steps to Improvement".

Our 5-Step Plan

MFIN is facing serious headwinds. But we believe that it has tremendous potential, which can be reached through 5 simple steps we refer to as the **"5 Steps to Improvement"**

1. Enhance the Board	Add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable.
2. Resolve the SEC complaint	Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.
3. Improve Management	Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.
4. Cut Expenses	Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.
5. Go on Offense	Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.

01 Enhance the Board

Add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable

- The Board needs fresh ideas and directors that are unafraid to challenge the status quo.

- The Board needs directors with *current* experience in consumer lending, capital markets, banking, business/business-line start-ups, credit analysis, risk management and asset-backed securitizations.

- MFIN needs to eliminate what we see as effective control of the Board by the Murstein family and enhance true Board independence.

  ○ 3 of 8 current Board members are direct Murstein family members.

- The Board should select an outside, independent, and reputable firm to investigate the SEC allegations.

- The Board should review and right-size Andrew Murstein's compensation on structure to better align with stockholder interests.

- The Board should take its risk management oversight role seriously by demanding full transparency and detailed reporting on the performance of the consumer loan portfolio, particularly the subprime Recreation portfolio.

- Had this been done 10 years ago, the taxi medallion losses might have been contained.

Resolve the SEC complaint

MEDALLION FINANCIAL CORP

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment

- Unless the SEC complaint is resolved with appropriate accountability, investors will remain skeptical.

- Mr. Murstein's actions are what led to the lawsuit and yet his and MFIN's defense are being paid for by shareholders.

- SEC lawsuit resolution will allow MFIN shareholders and investors to definitively quantify and account for any monetary damages as a result of a settlement rather than deal with the current uncertainty.

- The SEC lawsuit is a massive internal distraction and without resolution, MFIN cannot perform at the highest level.

MEDALLION FINANCIAL CORP

03 Improve Management

Ensure MFIN has an optimized, professional management team that has credibility with investors and can guide the company to long-term success

- A lack of trust by investors in MFIN's leadership will cap MFIN's stock valuation and will not maximize returns to shareholders and stakeholders over the long-term.
- MFIN must right-size the entire executive management teams' size and align its compensation structure to better align with peer companies and stockholder interests.
- MFIN's leadership made some catastrophically bad decisions in the last crisis and the Company needs a leader who will be able to lead through the next crisis. (The cyclical nature of consumer lending means that there is likely to be one in the future.)
- Reinforcing the need for management change, we believe that a leader driven by emotion rather than facts could exacerbate a future crisis and is a liability. Regardless of the source, the data should never be ignored.
- The SEC complaint revealed disturbing insights into Andrew Murstein's sense of fiduciary responsibility as a Board member.

04 Reduce Unnecessary Expenses and Improve Operational Efficiency

MEDALLION FINANCIAL CORP

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand

- Reduce executive compensation to appropriate levels by matching the size of the executive team to the complexity of the Company (Step 3)
- An SEC settlement by MFIN would have reduced substantial past SEC expenses and could reduce substantial future expenses.
- Eliminate or severely reduce the Manhattan lease and footprint.
- Focus on personnel cost efficiencies with a plan to control and limit collection and servicing costs.
- Instill a culture of continuous improvement.

Go on Offense by Positioning MFIN for the Future

MEDALLION
FINANCIAL CORP

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment

- Invest in technology to boost productivity, analyze underwriting methodologies and loss mitigation which will allow the Company to iterate and improve. Make technology a competitive advantage.

- Develop a servicing platform to capture real-time customer data and get better servicing outcomes rather than outsourcing consumer loan servicing and collections, as is currently done.

- Improve internal and external disclosures to enhance investor confidence and earn investor support for future initiatives.

- Reduce subprime originations in the near-term until consumer health trends are clearer.

- Reduce or exit distracting, less profitable business lines that do not leverage the Company's core competencies in the consumer lending business.

- Have the Holding Company be a source of strength rather than a source of weakness to the Bank and allow MFIN to take advantage of future opportunities.

- Reduce the reliance on spread income and focus on increasing fee income.

- Pursue new consumer lending lines of business and recognize the limits/desirability of banking-as-a-service for Fintech loan originators.



ZimCal Nominees Present A Better Choice Than The Incumbent Nominees

The Choice is Obvious

The ZimCal Asset Management slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

	Incumbents		ZimCal Asset Management Nominees	
Nominees	**David L. Rudnick**	**Robert M. Meyer**	**Stephen Hodges**	**Judd Deppisch**
Specialty Finance Companies	⊗	⊘	⊘	⊘
Governance	⊗	⊘	⊘	⊘
Credit Risk Management	⊗	⊘	⊘	⊘
Capital Markets	⊗	⊗	⊘	⊘
Commercial/Corporate Lending	⊗	⊘	⊘	⊘
Leadership	⊘	⊘	⊘	⊘
Technological Awareness	⊗	⊗	⊘	⊘
Business/Business Line Start-Ups	⊘	⊗	⊘	⊘
C-Suite Coverage in Consumer Lending	⊗	⊗	⊗	⊘
Portfolio Management	⊗	⊗	⊘	⊘
Consumer Finance	⊗	⊘	⊘	⊘
Distressed Credit Resolution	⊗	⊗	⊘	⊗

The Choice is Obvious

The ZimCal Asset Management slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

Incumbents		Competing Directors	ZimCal Asset Management Nominees	
				
David L. Rudnick	Robert M. Meyer		Stephen Hodges	Judd Deppisch
✗	✗	*Current experience* in consumer lending, banking, credit analysis, risk management and consumer funding solutions	✓	✓
✗	✗	Think **outside the box**	✓	✓
✗	✗	**Fresh perspective**	✓	✓
✗	✗	True **Board independence**	✓	✓
✗	✗	Put **stockholders first**	✓	✓

The Incumbent Slate should be Rejected

The incumbent slate will not deliver the necessary change for Medallion stockholders.

David L. Rudnick
- President of Rudco Properties, Inc.
- MFIN Board tenure: 28 yrs

Independent Director *(3 out of 8 of Directors are connected through direct family ties)*	⊗
Recent and Relevant Industry Experience Outside of MFIN and Medallion Bank	⊗
As Chair of the Investment Oversight Committee provided full transparency and detailed reporting into the deteriorating credit quality in the consumer loan portfolio, specifically the subprime Recreation portfolio, in order to proactively mitigate risk.	⊗
Demonstrated proper oversight and leadership of a corporate strategy that generated shareholder value *(MFIN Stock down 40% in 10 years)*	⊗
Provide shareholder advocacy in enhancing corporate governance and lending a voice to shareholders	⊗

Robert M. Meyer
- Audit Committee of Medallion Bank
- MFIN Board tenure: ~3 yrs. Bank Tenure: ~5 yrs

As Chair of the Audit Committee... • **Demonstrated ability to properly oversee company's risk management** • **Hired independent third party to properly investigate accusations outlined by the SEC**	⊗
As member of the Compensation Committee properly aligned compensation structure to reward core performance and align with peer companies • *(Estimate right-sized executive compensation would have saved MFIN ~$19 million in expenses before taxes from 2020-2022)*	⊗
As a member of the Nominating and Governance Committee ensured the right individuals are leading the company through best practices such as • **Board refreshment –** *(The average involvement of the current Board members with either MFIN or Medallion Bank is 16 years.)* • **Director independence –** *(38% of the board is non-Independent)* • **Proper skill evaluations –** *( )*	⊗

Our Nominees Can Deliver Change: Stephen Hodges



 



- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.

- Mr. Hodges has over 19 years of experience as both a lender and debt investor.

- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country, primarily through preferred equity or subordinated debt but he has also invested in senior debt and common equity.

- Mr. Hodges is very familiar with the key regulatory players as well as bank advisors and bank counsel.

- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.

- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.

- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President

- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.

- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting. Also received a BSc in Economics from Centre College.

Our Nominees Can Deliver Change: Judd Deppisch







- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.

- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.

- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.

- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.

- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.

- Mr. Deppisch received an MBA from the Kellogg School of Management.

- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

Vote the WHITE proxy card

MEDALLION FINANCIAL CORP

Conclusion

- We are here because we believe that Medallion Financial has tremendous potential.
- We think that under the current Board, the issues MFIN faces will not go away, and the Board's, and management's, credibility is unlikely to be restored.
- We think that there is a high probability that consumer headwinds will increase in the end-markets and customers the Company serves.
- We also are concerned that without investor trust, growth options will be limited. In an economic downside scenario, which may necessitate a capital raise, this could be expensive/punitive to existing stockholders.
- If our nominees are elected, we will always uphold our fiduciary responsibilities to stockholders.
- We believe that we can help put the Company on the path to sustainable and long-term success.



Consumer lending is a tough and competitive business

AQUA · Upstart · affirm · Klarna · lendingtree · ally · Santander · AppOne

Item 1: Vote '<u>FOR</u>' election of Mr. Stephen Hodges and Mr. Judd Deppisch

Item 2: Vote '<u>AGAINST</u>' the non-binding resolution to approve executive compensation

Item 3: Vote '<u>EVERY YEAR</u>' regarding the frequency of vote for executive compensation



Appendix

Share Price Volatility Has Been Accompanied By Low Trading Volumes



Volume (Last 10 Years)

Average Daily Volume (in millions)					
YTD	**Last 6 Months**	**1-Yr.**	**3-Yr.**	**5-Yr.**	**10-Yr.**
0.10	**0.09**	**0.08**	**0.09**	**0.10**	**0.15**

Legal Woes Began With Shareholder Litigation

MEDALLION FINANCIAL CORP

Summary of 2017 Shareholders Suit

- In December of 2017, Shareholders filed a complaint against the Medallion Financial Board and Officers for Breach of Fiduciary Duty, Unjust Enrichment, and Aiding and Abetting
- Inside directors and executive officers Alvin Murstein (CEO and Board Chair), Andrew Murstein (President and COO), and David Rudnick were all named in the suit
- Shareholders alleged that under increased pressure from the proliferation of ride sharing services such as Lyft and Uber, the Mursteins embarked on a public relations scheme to improve the Company's brand
- The complaint charges that the Mursteins hired contractors to create and publish bullish content about the Company under pseudonyms so as to promote the perception of independent analysis
- Plaintiffs sent an inspection demand and while the Company returned copies of the contractor's employment agreement, Medallion stated that there were no Board materials concerning the defendant and the scheme
- Despite the charges and after wrongdoing was exposed, the Board failed to conduct an investigation nor hold any meetings to discuss the misconduct and surrounding circumstances
- The suit alleged that the Board's inaction was due to loyalty and subservience to the Murstein family and an inability of the Board to act disinterestedly and independently

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

JOHN SHIELDS, Derivatively on Behalf of MEDALLION FINANCIAL CORP.,

Plaintiff,

v.

Index No.

SUMMONS

ALVIN MURSTEIN, ANDREW M. MURSTEIN, DAVID L. RUDNICK, LOWELL P. WEICKER, JR., FREDERICK A. MENOWITZ, HENRY L. AARON, HENRY D. JACKSON, and SARAH FRIGO,

Defendants,

-and-

MEDALLION FINANCIAL CORP., a Delaware Corporation,

Nominal Defendant.

Shareholder Litigation Led to an SEC Investigation



Outcome of 2017 Shareholders Suit

- The lawsuit was ultimately dismissed with prejudice in December of 2018 as it was not proven that the entire Board was party to the allegations of touting

- It was also not proven with 'particularity' the actions the Board took or failed to take regarding the touting, represented a conscious breach of fiduciary duty or unjust enrichment

- However, the *suit did give rise to a subpoena issued by the SEC on March 2, 2018, to Medallion beginning a 6-year investigation into the actions of Andrew Murstein specifically, not the entire Board, related to the allegations of the shareholder suit*



VS.



Andrew Murstein
Medallion President, COO and Director

&

MEDALLION
FINANCIAL CORP



Summary of the SEC Complaint

- The 2018 subpoena stemming from the 2018 shareholder suit regarding touting, resulted in charges brought by the SEC against Andrew Murstein and Medallion Financial Corp on December 29, 2021

- The SEC charged Medallion Financial Corp and its President and Chief Operating Officer Andrew Murstein with engaging in two schemes to reverse company's plummeting stock price

- Murstein and Medallion Financial Corp. engaged in illegal touting – paying other defendants to place positive stories about the company on various websites

- With Murstein's knowledge, the defendants created fake identities so their opinion pieces would appear credible to potential investors

- Medallion and Murstein fraudulently increased the carrying value of Medallion Bank to offset losses relating to the taxicab medallion loans

- When the existing valuation firm refused to increase the Bank's valuation, Murstein fired the firm and hired a new firm to provide an inflated valuation of the Bank

- Murstein and Medallion are charged with violating the antifraud, books and records, internal controls, and anti-touting provisions of federal securities law

- Murstein is also charged with making false statements to Medallion's auditor

- The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties

- The SEC also seeks an officer-and-director bar against Murstein

SEC.gov | Medallion Financial Corp., Andrew Murstein, Lawrence Meyers, and Ichabod's Cranium Inc.
SEC Complaint Medallion Financial Corp 12-29-21.pdf



Andrew Murstein
Medallion President, COO and Director

& MEDALLION FINANCIAL CORP



Touted Articles **&** **Inflated Valuation**

Seeking Alpha$^\alpha$
HUFFPOST
The Street

Medallion BANK



Seeks

Officer/Director Ban **&** **Disgorgement & Penalties**

Andrew Murstein

MEDALLION FINANCIAL CORP

What We Have Learned from the SEC Investigation



MEDALLION
FINANCIAL CORP

VS.



Andrew Murstein
Medallion President, COO and Director

&

MEDALLION
FINANCIAL CORP

SEC Takeaways

1. **Andrew Murstein** had (and still has) tremendous influence at MFIN and unilaterally **acted in ways that were reckless at best, or according to the SEC claims, illegal at worst, and continue to negatively impact the value of your stock.** His decision-making was (and remains) poor and rather than accept the data and focus on loss mitigation, he decided to "fight" the short sellers.

2. The **Board clearly was not asking the right questions or holding Andrew Murstein accountable.** The fact that no significant action has been taken by incumbent directors regarding this matter, suggests that now more than ever, the Board should be reconstituted to include new independent voices that are not beholden to the Mursteins and capable of holding management accountable.

3. **Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet:** recorded as Goodwill and Intangibles. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset.

Resolving the SEC Matter is Paramount



VS.



Andrew Murstein
Medallion President, COO
and Director

&

MEDALLION
FINANCIAL CORP

- The legal and financial implications of the SEC suit are severe

- If the SEC wins, MFIN could face material financial penalties due to the alleged behavior of one person: Andrew Murstein

- Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders

- The Board could have elected not to fight and instead settled, but chose not to. Legal fee estimates are in excess of $7 million.

- While the SEC lawsuit is pending, very few serious institutional investors are willing to take the risk of investing in MFIN which does not help equity or debt valuations. A quick reading though popular retail investor sites shows a lack of confidence in MFIN's leadership.

- Lost credibility and trust continue to be a significant obstacle to regaining market confidence

Our Approach

1. Protect the franchise

- Form an independent committee to oversee an internal investigation into the central claims against the Company and Andrew Burnstein

- Appoint an independent third-party to investigate allegations of misconduct

- Pursue settlement negotiations with the SEC as soon as practicable

2. Move forward

- Explore and implement initiatives to strengthen internal governance and oversight

- Broaden transparency through enhanced reporting

- Engage with shareholders

Resolving the SEC Complaint will:

1. Address Investor skepticism
2. End further legal fees
3. Allow shareholders and the market to quantify monetary damages
4. Relieve the internal distraction on the Board and management

Structural Governance Concerns

Issue	Concern	Notes and Data
Classified Board	• Staggered Board's limits shareholder rights and is considered a problematic practice by most institutional investors and proxy advisors • Annual election of directors ensures accountability by shareholders and helps to amplify their voice	• **Cynthia Hallenbeck** is the Chair of the Nominating and Governance Committee • She has served on the Committee throughout her four-year tenure on the Board, and has failed to put forward a resolution to declassify the Board or separate the CEO/Chair roles
No Separation of CEO/Chair Roles	• Combined CEO/Chair roles are not considered best practice • In this case, having the Combined roles further hiders the Board's ability to hold management accountable, particularly with family members serving as directors and executives • In instances with combined CEO/Chair roles, shareholders prefer a strong Lead Independent Director with clearly defined responsibilities to serve as a counterbalance • The Lead Independent Director may be conflicted because he is over-tenured	• **Robert Meyer** has also served on the Nominating and Governance Committee throughout his three-year tenure on the Board • As a member of the Committee, he shares responsibility in not pursuing enhanced governance practices regarding annual election of directors and separating the CEO/Chair • **Brent Hatch** serves as the Lead Independent Director and is also a member of the Nominating and Governance Committee • Mr. Hatch has served on the board for 2 years but has been on the board of the subsidiary bank for over 21 years; with such tenure, he can hardly be considered independent

Other Governance Concerns

Issue	Concern	Notes and Data
Concerning Trends for Director Support	• Since 2019, Average Director support continues to wane • In 2020, 2021, and 2023, shareholder WITHHOLDs exceeded 10% at 14.7%, 25.9%, and 16.9%, respectively • Increasing WITHHOLDS typically signals shareholder discontent and a call to action	**Average Director Withholds** 2019: 2.7% 2020: 14.7% 2021: 25.9% 2022: 9.4% 2023: 16.9%
Limited Board Diversity	• The Board is currently lacking in gender and ethnic diversity • Out of eight members, there is only one female director and none of the current directors are ethnically diverse	**Board Diversity Matrix, 2024 Proxy** **ISS ▶ 2023 Report Commentary** "LACK OF RACIAL AND ETHNIC DIVERSITY ON THE BOARD Institutional investors increasingly view board racial and ethnic diversity as an important attribute of effective board governance.... ...Medallion Financial Corp. does not appear to have any racially or ethnically diverse directors, based on the company's disclosure."

Board Diversity Matrix, 2024 Proxy

	Male	Female	Non-Binary	Gender Undisclosed
Part I: Gender Identity:				
Directors	5	1	—	2
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	5	1	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did not Disclose Demographic Background	—	—	—	2

Why Are More Investors Not Outraged By Medallion's Compensation Structure?

- As a smaller reporting company, Medallion Financial does not receive the same level of scrutiny by proxy advisors as other larger companies
- The highest paid executive is not the CEO, but the CEO's son and COO, Andrew Murstein; most investor models assess CEO compensation relative to peers, whereas compensation for a non-CEO typically avoids such analysis



Father/Son Pay Comparison ($M)

Year	Alvin Murstein (CEO, Father)	Andrew M. Murstein (COO, Son)
2019	$1.5	$3.1
2020	$1.5	$3.1
2021	$1.8	$4.7
2022	$2.5	$4.8
2023	$3.0	$6.5

- Over a 5-year period, COO Andrew Murstein on average was paid 116.2% more or 2.3x CEO pay
- Pay also doubled over the 5-year period
- With Andrew receiving outsized compensation instead of the CEO, scrutiny over pay is minimized

Short-Term TSR Continues to be a Misleading Indicator of Performance – 10-Year Comparative Returns Reset to FYE 2013 Provides a More Accurate Performance Picture



Metrics Evolution Over Time?

MFIN Claims

In 2018, the Company implemented a scorecard approach to incentive compensation to promote better accountability and transparency, relying on the following metrics:

Company Metrics

- Peer Share Price Performance
- Return on Assets
- Return on Equity
- Consolidated Efficiency Ratio
- Adjusted Tangible Book Value
- Total Shareholder Return
- **Consolidated Net Charge-Off Ratio**

Business Segment Metrics

- Return on Assets
- Return on Equity
- Efficiency Ratio
- Adjusted Tangible Book Value Growth
- Net Charge-Off Ratio
- Portfolio Growth & Reduction
- Collection/Recoveries for Medallion Segments
- Strategic Initiatives
- Individual Performance

Reality

> The **Compensation Committee chose to evaluate performance measures in a holistic manner rather than assign weights** to each individual metric. This allows the Compensation Committee the **discretion** to consider certain metrics more heavily for some executives depending on their role and contribution.





*Incentive payouts continue to rise since the incentive plan was implemented, despite the fact that **charge-offs** (% of Gross Loans) for both core segments of Recreation and Home Improvement **are at the highest level since 2019***

Reconciliation of Net Income To Core Net Income (ex. Taxi Medallion)

MEDALLION FINANCIAL CORP

	Annual Actual	Annual Actual	Annual Actual	Quarterly Actual	Quarterly Actual
	12/31/21	**12/31/22**	**12/31/23**	**12/31/23**	**3/31/24**
Net Income to Medallion Financial	54,108	43,840	55,079	14,318	10,024
Less: Taxi Medallion Specific Provisions	(6,937)	(6,302)	(26,316)	(12,119)	(945)
Plus: Write-down of Taxi Medallion collateral in process of FC	5,774	657	745	442	(42)
Less: Gains on sales of Taxi Medallions	(1,788)	(5,448)	(4,992)	(413)	(588)
Plus: Tax Impact Reversal	873	2,937	8,849	3,453	560
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(8,637)	(1,015)
Core Net Income to Medallion Financial (Ex. Taxi Medallion)	52,030	35,684	33,365	5,681	9,009
Provisions (Ex. Taxi Medallion)	11,559	36,361	77,838	22,883	18,146

Compensation Data

MEDALLION FINANCIAL CORP

Company	Ticker	Executive	Reported Annual Pay 2019	2020	2021	2022	2023	Cumulative 5-Year Pay
Medallion Financial Group	MFIN	Alvin Murstein (CEO)	1,513,301	1,470,845	1,831,597	2,525,860	3,038,040	10,379,643
	MFIN	Andrew M. Murstein (COO)	3,128,299	3,137,119	4,735,605	4,770,396	6,488,938	22,260,357
FDIC-Insured Proxy Peers								
Metropolitan Bank Holding Corp.	MCB	Mark R. DeFazio	1,695,331	2,034,435	4,377,178	4,612,094	3,006,460	15,725,498
Finwise Bancorp	FINW	Kent Landvatter	3,520,046	595,366	1,209,708	1,650,683	1,445,635	8,421,438
Bancorp, Inc.	TBBK	Damian M. Kozlowski	2,365,476	4,665,714	4,610,714	5,163,721	5,776,593	22,582,218
Arrow Financial Corp.	AROW	David S. DeMarco	1,428,711	1,692,259	2,146,089	1,742,204	943,532	7,952,795
		Peer Median	**2,030,404**	**1,863,347**	**3,261,634**	**3,177,149**	**2,226,048**	**12,073,468**

Compensation Data

Company	Ticker	Executive	Reported Total Cash Compensation										Cumulative 5-Year Cash/Equity %	
			2019		2020		2021		2022		2023			
			Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity
Medallion Financial Group	MFIN	Alvin Murstein (CEO)	1,303,301	210,000	1,225,867	244,978	1,611,125	220,472	2,195,021	330,839	2,639,721	398,319	86.5%	13.5%
	MFIN	Andrew M. Murstein (COO)	2,534,299	594,000	2,245,078	892,041	3,932,802	802,803	3,565,696	1,204,700	4,700,063	1,788,875	76.3%	23.7%

FDIC-Insured Proxy Peers

Company	Ticker	Executive	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity
Metropolitan Bank Holding Corp.	MCB	Mark R. DeFazio	1,264,960	430,371	1,534,455	499,980	1,385,260	2,991,918	1,505,710	3,106,384	1,506,460	1,500,000	45.8%	54.2%
Finwise Bancorp	FINW	Kent Landvatter	439,361	3,080,685	595,366	0	1,209,708	0	950,682	700,001	843,620	602,015	48.0%	52.0%
Bancorp, Inc.	TBBK	Damian M. Kozlowski	1,440,476	925,000	2,409,714	2,256,000	3,009,714	1,601,000	3,012,721	2,151,000	3,776,593	2,000,000	60.4%	39.6%
Arrow Financial Corp.	AROW	David S. DeMarco	779,040	181,201	892,657	184,917	1,049,350	187,797	1,045,483	226,484	752,237	40,100	84.6%	15.4%
		Peer Median											**54.2%**	**45.8%**

Our Nominees Can Deliver Change

MEDALLION FINANCIAL CORP

MEDALLION FINANCIAL CORP.

Please check this box if you plan to attend the Meeting and vote these shares in person. [ ]

ZimCal Asset Management, LLC and its affiliates, Stephen Hodges, Warnke Investments LLC and BIMIZCI Fund, LLC, recommend that you vote "FOR" the election of Stephen Hodges and Judd Deppisch as Director; "WITHHOLD" on the Company's nominees; "AGAINST" the approval on an advisory basis of the Company's executive compensation; and "1 YEAR" for conducting future advisory votes to approve named executive officer compensation.

While you may mark instructions to any or all of the nominees, you may mark a vote "FOR" only two nominees in total.

1. ELECTION OF DIRECTORS – TO ELECT TWO (2) CLASS I DIRECTORS, EACH FOR A TERM EXPIRING AT THE 2027 ANNUAL MEETING OF STOCKHOLDERS.

ZimCal Asset Management, LLC Nominees:	For	Withhold
1a. Judd Deppisch	[X]	[ ]
1b. Stephen Hodges	[X]	[ ]

Company Nominees:	For	Withhold
1c. Robert M. Meyer	[ ]	[X]
1d. David L. Rudnick	[ ]	[X]

	For	Against	Abstain
2. PROPOSAL TO APPROVE A NON-BINDING ADVISORY RESOLUTION TO APPROVE THE 2023 COMPENSATION OF MEDALLION'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE PROXY STATEMENT.	[ ]	[X]	[ ]

	1 Year	2 Years	3 Years	Abstain
3. PROPOSAL TO VOTE ON THE FREQUENCY OF ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION.	[X]	[ ]	[ ]	[ ]

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature	Date
Signature [PLEASE SIGN WITHIN BOX]	Date

CONTINUED ON THE REVERSE SIDE

7086 5522 4115 4280 7/24/22 15,650.00000

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